Exhibit 99.3

TERM SHEET

April 24, 2018

This nonbinding Term Sheet (this “Term Sheet”) summarizes the principal terms on which TAR Holdings LLC is interested in consummating a proposed financing transaction with Alaska Communications Systems Group, Inc., a Delaware corporation (the “Company”). This Term Sheet is intended solely as a basis for further discussion and is not intended to be and does not constitute a legally binding obligation. No legally binding obligations will be created until definitive agreements are executed and delivered by all parties. This Term Sheet is not a commitment to invest, and is conditioned on the completion of due diligence, legal review and documentation satisfactory to the Investors.

SUMMARY

Closing Date:	It is currently anticipated that the closing of the transaction contemplated by this Term Sheet will occur on a date mutually agreeable to the Company and TAR Holdings LLC (the “Closing”).

Securities:	New class of convertible preferred stock of the Company (the “Convertible Shares”).

Amount to be Invested:	Up to $15 million.

Investors:	TAR Holdings LLC (“TAR Holdings”), as backstop party for the financing, and such other holders of the Company’s common stock who participate in the offering (together with TAR Holdings, the “Investors”).

Backstop:	TAR Holdings will agree to backstop the entire offering up to $15 million.

The CONVERTIBLE SHARES

Convertible Shares Purchase Price:	$2 per share (the “Convertible Shares Purchase Price”).

Dividends:	The holders of Convertible Shares shall be entitled to receive dividends. Dividends shall accrue at a rate of 7% of the Convertible Shares Purchase Price per annum.

Liquidation Preference:

In the event of any liquidation event, including, but not limited to, any liquidation, dissolution, winding up, merger, consolidation, or sale of all or substantially all of the assets of the Company, the proceeds shall be paid as follows:

•     First, the holders of Convertible Shares shall be entitled to receive an amount equal to two (2) times the Convertible Shares Purchase Price plus any accrued but unpaid dividends thereon (the “Liquidation Preference”); and

•     Second, all holders of common stock and Convertible Shares shall be entitled to share ratably thereafter.

Covenants:	The definitive documentation related to this offering shall include negative and positive covenants typical for an investment of this type.

Conversion:	At the Investors’ option, the Convertible Shares shall be convertible at any time into common stock of the Company.

Governance and Management

Amended Corporate Governance Documents:	Simultaneously with Closing, the Company shall adopt amended corporate governance documents in form and substance acceptable to the Investors, including, but not limited to: (i) Amended and Restated Articles of Incorporation, and (ii) Amended and Restated Bylaws.

Board of Directors:	The Board of Directors (the “Board”) shall consist of eight (8) members, consisting of: • Two (2) nominees of TAR Holdings; • The current six (6) incumbent members of the Board.

Other Matters

Reimbursement of Fees and Expenses of TAR Holdings:	The Company shall pay, when due and payable, all accrued and unpaid reasonable fees and expenses of TAR Holdings in connection with the negotiation and execution of the transactions contemplated hereby, regardless of whether a transaction is ultimately consummated.

Miscellaneous:	This Term Sheet does not constitute a binding commitment on the part of TAR Holdings, the Company, or create any legal obligation other than as set forth in the first paragraph of this Term Sheet. The Closing of the transactions contemplated hereby is subject to the Investors’ diligence review and the negotiation, execution and delivery of definitive agreements setting forth the foregoing terms and containing representations, warranties, covenants and conditions customary for transactions of this type.